Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS GOOD PROGRESS FOR 2nd STRAIGHT QUARTER:
9% RISE IN REVENUES, 71% REDUCTION IN NET LOSS
& $327K POSITIVE CASH FLOW

TEL-AVIV, Israel – April 24, 2013-- RADCOM Ltd. (NASDAQ: RDCM) today announced its financial results for the first quarter ended March 31, 2013.

In $ thousands	Q1 2013	Q1 2012	Change
Revenues	$4,573	$4,179	9%
Gross margin	66%	63%
Net loss	$(594)	$(2,034)	(71)%
Net loss (non-GAAP)	$(512)	$(1,859)	(72)%
Cash flow	$327	$(390)

Results for the First Quarter of 2013:  Revenues for the first quarter increased by 9% to $4.6 million compared with $4.2 million in the first quarter of 2012. This is on track with the Company’s turnaround plan aimed at delivering significant top-line and bottom-line growth in 2013.

Gross margin for the quarter rose to 66% from 63% in the first quarter of 2012, and operating expenses were down 21% year-over-year, reflecting the significant cost reductions put into place during the second half of 2012.

With higher revenues, a stronger gross margin and lower expenses, the Company was able to slash its net loss for the quarter by 71% to ($594,000), or ($0.09) per ordinary share (basic and diluted), from $(2.0 million), or $(0.32) per ordinary share (basic and diluted), in the first quarter of 2012.
On a non-GAAP basis, net loss for the quarter decreased by 72% to $(512,000), or ($0.08) per ordinary share (basic and diluted) from $(1.9 million), or $(0.29) per ordinary share (basic and diluted), in the first quarter of 2012.

Comments of Management

Commenting on the results, David Ripstein, RADCOM's CEO, said, “We are pleased with the results of the first quarter, our second straight period of significant improvement. The rise in our revenues and generation of  positive cash flow, both of which are in line with our turnaround plan, position us to deliver on our forecast of strong growth for 2013.”

Mr. Ripstein continued, “As reported last quarter, we continue to benefit from our unique solutions for monitoring data and LTE networks. With no end in sight to the network pressures being created by the explosion in online traffic, infrastructure upgrade projects of all types are being fast-tracked, and there is a clear understanding of the need for monitoring and Customer Experience solutions. Having improved our delivery execution, a number of previously-delayed projects with key customers are now moving forward, helping us transform our strong backlog into recognizable revenues. In parallel, we are excited about a number of sales opportunities, and one highly strategic order from a large LTE operator for whom the availability of our new network optimization solution (QiSolve) was a major decision factor, confirming our confidence about its potential to become a new revenue driver. In addition, we are beginning to take advantage of opportunities that are arising as a result of our recently-formed joint ventures.”

Mr. Ripstein concluded, "Taken as a whole, we are moving forward according to our plan and optimistic about our ability to deliver strong growth in 2013.”

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from April 25th on RADCOM's website.

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About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit http://www.RADCOM.com.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statements of Operations (1000's of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Sales	$4,573	$4,179
Cost of sales	1,535	1,547
Gross profit	3,038	2,632

Research and development, gross	1,451	1,675
Less - royalty-bearing participation	390	225
Research and development, net	1,061	1,450

Sales and marketing	1,987	2,505

General and administrative	487	519
Total operating expenses	3,535	4,474

Operating loss	(497)	(1,842)
Financing expenses, net	(97)	(72)
Net loss before taxes on income	(594)	(1,914)

Taxes on income	-	(120)

Net loss	$(594)	$(2,034)

Basic and diluted net loss per ordinary Share	$(0.09)	$(0.32)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	6,475,231	6,425,013

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2013	2012
	(unaudited)	(unaudited)

GAAP net loss	$(594)	$(2,034)
Stock-based compensation (1)	82	175
Non-GAAP net loss	$(512)	$(1,859)

Non-GAAP loss per share (diluted)	$(0.08)	$(0.29)

Number of shares used in computing Non-GAAP loss per share (diluted)	6,475,231	6,425,013

(1) Stock-based compensation:
Cost of sales	-	6
Research and development	6	68
Selling and marketing	6	58
General and administrative	70	43
	82	175

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	March 31, 2013	December 31, 2012
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	795	1,474
Restricted cash	1,756	1,452
Trade receivables, net	3,543	3,292
Inventories	6,314	6,736
Other receivables	2,817	2,685
Total Current Assets	15,225	15,639

Severance pay fund	3,264	3,090

Property and equipment, net	305	268

Total Assets	18,794	18,997

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	-	1,058
Short term loans	1,545	1,527
Trade payables	1,801	1,920
Deferred revenue and advances from Customers	3,250	1,996
Employee and payroll accruals	1,944	2,100
Other payables and accrued expenses	2,035	1,844
Total Current Liabilities	10,575	10,445

Long-Term Liabilities
Deferred revenue	26	37
Accrued severance pay	3,693	3,518
Total Long-Term Liabilities	3,719	3,555

Total Liabilities	14,294	14,000

Shareholders' Equity
Share capital	252	251
Additional paid-in capital	61,563	61,470
Accumulated other comprehensive loss	(319)	(322)
Accumulated deficit	(56,996)	(56,402)
Total Shareholders' Equity	4,500	4,997

Total Liabilities and Shareholders' Equity	18,794	18,997